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                            February 10, 2023

       John H. Ruiz
       Chief Executive Officer
       MSP Recovery, Inc.
       2701 Le Jeune Road, Floor 10
       Coral Gables, FL 33134

                                                        Re: MSP Recovery, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 20,
2023
                                                            File No. 333-269346

       Dear John H. Ruiz:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Yorkville Facility, page 1

   1. Please revise your prospectus summary to highlight to share ownership limitations of your equity lines agreement,
the Yorkville Purchase Agreement. In particular, we note that you are restricted from
issuing more than 19.99% of your shares outstanding without a stockholder vote and YA
II, the equity lines investor, is limited to 4.99% beneficial ownership.
   2. We note that Yorkville will be able to purchase your common stock and at discount to the market price, 98% of
the VWAP of the common stock during the applicable purchase
                                                        date. Please provide
more detail of how this purchase price will be calculated, including the measurement period
used for the Volume-Weighted Average Price and any
                                                        adjustments.
 John H. Ruiz
MSP Recovery, Inc.
February 10, 2023
Page 2
Prospectus Summary
Risk Factor Summary, page 7

3. Please expand your Risk Factor Summary to include the material Risks Related to the
         Yorkville Purchase Agreement starting on page 48, particularly for those that relate to the dilutive effect shares issued under the equity lines agreement and the subsequent sale of such shares into public markets may depress the market value of your common stock.
Executive Compensation, page 100

4. Please revise your Executive Compensation section to update for period through
         December 31, 2022. This should include all compensation tables and narrative disclosures. See Item 402 of Regulation S-K.
Beneficial Ownership of Securities, page 107

5. Please disclose the natural person(s) that hold voting and/or investment power over the shares that will be held by Brickell Key Investments and Virage Recovery Master LP, and
         their respective affiliates. You appear to have material relationships with both of these entities given the large beneficial ownership of each of these investors pursuant to underlying agreements.
General

6. In the prospectus cover page and where appropriate, please clarify that only 325 million of the possible 650 million shares that are issuable under Yorkville Purchase Agreement are being registered. Clarify the additional steps that are necessary to issue and sell these shares publicly, such as a stockholder vote and/or amendment or new registration
FirstName LastNameJohn H. Ruiz
       statement. Please highlight that MSP Recovery's ability to sell shares are limited due to
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       theseNameMSP       Recovery, Inc.
               or other restrictions. These limitations should also be specified in an appropriate risk10,
February    factor.
               2023 Page 2
FirstName LastName
 John H. Ruiz
FirstName LastNameJohn H. Ruiz
MSP Recovery,  Inc.
Comapany10,
February  NameMSP
             2023   Recovery, Inc.
February
Page 3 10, 2023 Page 3
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        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Adam Buehler, Esq.